Secure Luggage Solutions Inc.
2375 East Camelback Road, 5th Floor
Phoenix, Arizona 85016
602.387.4035

June 14, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3569

Attention:       J. Nolan McWilliams, Division of Corporation Finance

Re:       Secure Luggage Solutions, Inc.
Amendment No. 3 to the Registration Statement on Form S-1
Filed May 7, 2010
File No. 333-162518

Dear Mr. McWilliams:

We have received and reviewed your letter dated May 20, 2010, and the comments therein, regarding the above-referenced matter.  In response to those comments, please be informed as follows.

Our Business, page 4

1.
Please reconcile the expected costs to commence operations that you disclose in the penultimate paragraph on page 4 with disclosure on pages 5 and 29.

Please note, we have moved that paragraph to Page 5.  Additionally, please note, we have amended the provisions of that paragraph to indicate that the amount specified therein is to commence sales and marketing of our luggage wrap products at each airport that we intend to commence operations.  Accordingly, we believe that such paragraph is consistent with our disclosure elsewhere in the registration statement.

2.
We note your response to previous comment 4.  Either file the agreement with Vancouver International Airport with the next amendment and summarize the terms or tell us why it is not possible to do so and revise the disclosure about Mr. Westmacott’s relationship with various personnel in that airport.

Please be informed that there is no agreement, to date, with the Vancouver International Airport.  Therefore, we cannot summarize the terms of any such agreement.  Please note, we have revised our disclosure about Mr. Westmacott’s relationship with various personnel at that airport.

Federal Regulations, page 35

3.
We note your response to our prior comment 9.  Please revise here to discuss the procedures and estimated costs to have your employees pre-approved by the TSA.

Please note, we have amended the disclosure on what is now Page 36 to indicate that our employees do not have to be pre-approved by the TSA for us to conduct our luggage wrap operations.

Other

4.
The financial statements should be updated to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Please note, the financial statements have been updated to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

5.
Provide a currently dated consent from the independent registered public accounting firm in the amendment.

Please note, included with the registration statement is a currently dated consent from the independent registered public accounting firm specified in the amendment.

Please note, enclosed with this letter are two copies of Amendment No. 4 to the registration statement (the “Amendment”), which copies do not highlight the changes made to our original registration statement.  Additionally, please note, enclosed with this letter are two copies of the Amendment, which copies “track” or “highlight” the changes made to that registration statement.

Hopefully, the provisions of this letter and the modifications made to the Registration Statement are completely responsive to your comments and questions specified in that letter dated May 20, 2010.  Your time, attention, and cooperation regarding this matter are appreciated significantly.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact the undersigned.  Thank you.

We request the acceleration of the effective date of the registration statement to be effective on June 25, 2010.  We acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Secure Luggage Solutions, Inc.,
a Delaware corporation

/s/  Donald G. Bauer

By: Donald G. Bauer

Its: President and Chief Executive Officer